Mail Stop 6010
Via Facsimile and U.S. Mail

August 6, 2008

Mr. Barry D. Zyskind
President and Chief Executive Officer
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

>   **Re: AmTrust Financial Services, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **File No. 001-33143**

Dear Mr. Zyskind:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.   We note your statement on the cover page of the Form 10-K that the aggregate market value of the voting common stock held by your non-affiliates on June 30, 2006 is not applicable as you were was not publicly traded as of June 30, 2006. The requirement applies to the price at which your common equity was last sold as of the last business day of your most recently completed second fiscal quarter,

which is June 30, 2007. It appears that your stock was trading on that day and closed at $18.79 per share. Please revise your Form 10-K accordingly.

Item 1. Business

Loss Reserves, page 17

2.   You disclose in several sections of the filing you "utilize the services of an independent consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses." While you are not required to make reference to the use of independent consulting actuary, when you do, you much also disclose the name of the independent consulting actuary. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

Loss Reserve Development, page 23

3.   Please revise your disclosure to provide a full discussion of the trends depicted in the loss development table including any changes in reinsurance agreements as required by Industry Guide 6.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 58

4.   We refer to the disclosure on page 2 of your Form 10-K that you repurchased 5,000 shares of common stock related to the November 2007 authorization of a share repurchase program. Please provide the tabular disclosure required by Item 703 of Regulation S-K regarding purchases of equity securities by the issuer.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated Results of Operations, page 72

5.   Your discussion of the item "Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense less Ceding Commission" appears to be disclosure of a non-GAAP financial measure. Please revise your disclosure here and in your discussion of segment results to be consistent with how you present revenues and expenses on your consolidated statements of income or explain to us how this financial measure meets the requirements of Item 10(e) of Regulation S-K.

6.   Your segment disclosure quantifies and discusses "underwriting income" and "income from operations excluding investment income." We believe these measures are considered non-GAAP measures because both exclude amounts that are included in the most directly comparable GAAP measure. Disclosure of a non-GAAP measure is permissible if it is a measure of segment profit or loss that is regularly reviewed by the chief operating decision maker. However, we could not find any disclosure that "underwriting income" or "income from operations excluding investment income" is a segment measure in Note 23 to the Consolidated Financial Statements. Based on disclosure in your segment note it appears that you evaluate segment performance based income from continuing operations. The measures "underwriting income" and "income from operations excludes investment income" eliminate certain recurring items such as investment income, realized gains (losses), other revenue and other underwriting expense, which appears to be inconsistent with how you evaluate operating segment performance. The acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. Excluding investment income, realized investment gains (losses), other revenue, and other underwriting expense appear to have the following attributes:

- There is a past pattern of these items occurring in each reporting period;
- The financial impact of these items will not disappear or become immaterial in the future; and,
- There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".   Please revise your MD&A disclosure to be consistent with the measure used to evaluate segment performance as disclosed in Note 23.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Reinsurance, page F-10

7.   It appears that you account for commissions on business ceded as a reduction of the related policy acquisition costs to be recognized through reduced amortization in future periods. However in 2007, you recognized $59.1 million as ceding commission income out of the $76.6 million of ceding commissions received from Maiden, which appears to be inconsistent with your accounting policy for

commissions on business ceded. Please tell us more specifically your basis for this accounting treatment. Provide to us a more detailed description and quantification of your application of SFAS 113 in accounting for the Maiden reinsurance arrangements (e.g. use of the interest or recovery method in accounting for retroactive provisions in the reinsurance contract). Also, revise your disclosure to describe the methods used for related income recognition for all reinsurance ceded arrangements, as required by paragraph 27 of SFAS 113.

23. Segments, page F-41

8.   Please revise your disclosure so that the amounts for operating income from continuing operations for years ended December 31, 2007 and 2006 are consistent with the corresponding amounts in your consolidated statements of operations and the amount for total assets at December 31, 2006 is consistent with the corresponding amount in your consolidated balance sheet. This comment also applies to your operating income from continuing operations for the quarter ended March 31, 2008.

Item 15. Exhibits and Financial Statement Schedules

9.   Please include as exhibits the Stock Purchase Agreement dated June 25, 2007 for the acquisition of Associated Industries Insurance Services, Inc. and the December 2007 agreement for the acquisition of the Unitrin Business Insurance unit. Please see Item 601(b)(2) of Regulation S-K.

Exhibits 31.1 and 31.2

10.   Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses internal control over financial reporting. This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended March 31, 2008.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Condensed Consolidated Financial Statements

5. Fair Value, page 11

11.   It appears that investments held to maturity and available for sale are valued based on estimates prepared by independent party pricing services. In addition, you disclose that the fair value estimates of other investments, primarily limited partnerships or hedge funds, are determined by an external fund manager. This disclosure appears to indicate that the pricing services/fund managers determine fair value rather than management:

- If this is not the case, please revise your disclosure to clarify.
- In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the third party pricing services/fund managers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk, page 32

12.   You disclose on page 28 that a loan agreement was amended in February 2008 to provide for interest at a rate of LIBOR plus 90 basis points. Based on this disclosure it appears that certain debt is now subject to interest rate risk. Provide the quantitative disclosures about interest rate risk for these instruments using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608 if you have questions regarding the processing of your amendments as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Attorney Adviser, at 202-551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant